Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

August 23, 2010

among

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.,

PRICEWATERHOUSECOOPERS LLP

and

CARBON MERGER SUBSIDIARY, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 23, 2010, among Diamond Management & Technology Consultants, Inc., a Delaware corporation (the “Company”), PricewaterhouseCoopers LLP, a Delaware limited liability partnership (“Parent”), and Carbon Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of the Company has approved and deemed it advisable that the stockholders of the Company adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Partners and Principals of Parent and the Board of Directors of Merger Subsidiary have approved this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain of the Company’s directors and executive officers are entering into a Voting Agreement with Parent substantially in the form attached as Exhibit A.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third-Party offer, proposal or inquiry relating to, or any Third-Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of (x) 15% or more of the consolidated assets of the Company and its Subsidiaries, (y) 15% or more of any class of equity or voting securities of the Company or (z) 15% or more of any class of equity or voting securities of any of the Company’s Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning (x) 15% or more of any class of equity or voting securities of the Company or (y) 15% or more of any class of equity or voting securities of any of the Company’s Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of March 31, 2010 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means March 31, 2010.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company ESPP” means the Company’s Employee Stock Purchase Plan.

“Company Restricted Stock” means Company Stock that is issued under an Equity Plan and that is subject to forfeiture restrictions that lapse based on service and/or performance.

“Company RSU” means a right issued under an Equity Plan to receive a payment, in cash and/or shares of Company Stock, equal to the fair market value of a specified number of shares of Company Stock.

“Company SAR” means a right issued under an Equity Plan to receive a payment, in cash and/or shares of Company Stock, equal to the excess of the fair market value of a specified number of shares of Company Stock on the date that the right is exercised over the fair market value of such shares on the date the right was granted.

“Company Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Stock Option” means a right issued under an Equity Plan to purchase a specified number shares of Company Stock at a specified price.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2010.

“Continuing Employee” means an individual who is an employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time, who continues employment with Parent, Parent UK, Parent India or any of their respective Subsidiaries (including the Surviving Corporation) immediately after the Effective Time and who is not a Continuing Partner.

“Continuing India Employee” means a Continuing Employee who is principally based in India.

“Continuing Partner” means an individual who is an employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time and who is admitted as a partner of Parent, Parent UK or Parent India effective as of the Effective Time or whom Parent reasonably anticipates will be admitted as a partner of Parent, Parent UK or Parent India within six months after the Effective Time.

“Continuing U.K. Employee” means a Continuing Employee who is principally based in the United Kingdom.

“Continuing U.S. Employee” means a Continuing Employee who is principally based in the United States.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any Affiliate and covers any employee, partner, independent contractor or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability; provided that any International Plan shall not constitute an Employee Plan.

“Environmental Laws” means any Applicable Law relating to (i) Releases or threatened Releases of any pollutant, contaminant, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials, including the exposure of any individual to these substances, wastes, or materials, (ii) the manufacture, handling, transport, transfer, use, recycling, treatment, storage, investigation, removal, remediation, exposure of others to, distribution or disposal of any pollutant, contaminant, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials, or (iii) pollution or protection of the indoor or outdoor environment or natural resources, including CERCLA, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; and the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as currently conducted.

“Equity Plan” means an Employee Plan, other than the Company ESPP, that provides for the grant of compensatory equity or equity-based awards with respect to shares of Company Stock.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics and which is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar intellectual property or proprietary rights.

“International Plan” means any employment, severance or similar contract or arrangement (whether or not written) or any plan, policy, fund, program or arrangement or contract providing for severance, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits that (i) is not an Employee Plan, (ii) is entered into, maintained, administered or contributed to by the Company or any of its Affiliates and (iii) covers any employee or former employee of the Company or any of its Subsidiaries who is located exclusively outside of the United States.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“knowledge” of (i) the Company means the actual knowledge of any of the individuals set forth on Section 1.01 of the Company Disclosure Schedule after reasonable inquiry and (ii) Parent or any of its Subsidiaries means the actual knowledge of any of the individuals set forth on Section 1.01 of the Parent Disclosure Schedule after reasonable inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Material Adverse Effect” means:

(a) with respect to the Company, a material adverse effect on (i) the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement; provided that, solely for the purposes of clause (i), “Material Adverse Effect” shall be deemed not to include any material adverse effect to the extent arising out of or resulting from (A) changes in the financial or securities markets or general economic, financial or political conditions in the United States or the European Union to the extent not having a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (B) changes (including changes of Applicable Law or GAAP) or conditions generally affecting the industry in which the Company and its Subsidiaries operate to the extent not specifically relating to or having a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (C) acts of war, sabotage or terrorism, military action or natural disasters or any other similar event or change, escalation or worsening thereof, involving the United States of America or the European Union to the extent not having a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (D) changes in the price or trading volume of shares of the Company Stock or any failure of the Company to meet projections, estimates, guidance, metrics or forecasts (whether internal or published by the Company or a Third Party) (it being understood that this clause (D) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such change or failure independently constitutes or contributed to a Material Adverse Effect), (E) the announcement or pendency of the transactions contemplated by this Agreement or other communication by Parent or Merger Subsidiary regarding the plans or intentions of Parent or Merger Subsidiary with respect to the conduct of the business of the Company or its Subsidiaries following Closing, (F) actions and omissions of the Company or any of its Subsidiaries taken with the prior written consent of Parent or as expressly required by this Agreement or (G) loss of customers or employees of the Company and its Subsidiaries as a result of the announcement or pendency of the transactions contemplated by this Agreement; and

(b) with respect to Parent or Merger Subsidiary, a material adverse effect on the ability of Parent or Merger Subsidiary to consummate the transactions contemplated by this Agreement.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Offeree” means an individual who prior to the date hereof has received an offer of employment from the Company and who commences employment with the Surviving Corporation or any of its Affiliates after the Effective Time.

“Order” means with respect to any Person, any order, writ, judgment, injunction, decree, ruling or stipulation by, or subject to, any Governmental Authority that is binding upon or applicable to such Person or its property.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent India” means PricewaterhouseCoopers Private Limited, a private company incorporated under the laws of India.

“Parent UK” means PricewaterhouseCoopers LLP, a limited liability Partnership organized under the laws of the United Kingdom.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and proprietary and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Board of Directors	4.02
Certificates	2.03
Change in Recommendation	6.04
Closing	2.01
Company	Preamble
Company Board Recommendation	4.02
Company SEC Documents	4.07
Company Securities	4.05
Company Subsidiary Securities	4.06
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Confidentiality Agreement	6.03
Disability	2.05
Dissenting Shares	2.04
Effective Time	2.01
End Date	10.01
Exchange Agent	2.03
Exchange Fund	2.03
Existing D&O Insurance	7.03
Indemnified Person	7.03
Intervening Event	6.04
Lease	4.14
Material Contract	4.19

Term	Section
Maximum Premium	7.03
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
NASDAQ	4.07
Parent	Preamble
Proceeding	7.03
Proxy Statement	4.09
Representatives	6.04
Retention Amount	2.05
Superior Proposal	6.04
Surviving Corporation	2.01
Tax	4.16
Taxing Authority	4.16
Tax Return	4.16
Tax Sharing Agreements	4.16
Termination Fee	11.04
2011 Bonus	7.04
2011 Performance Year	7.04
2010 Bonus	7.04
2010 Performance Year	7.04
Uncertificated Shares	2.03

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meanings as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(a) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(b) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed upon by the Company and Parent and specified in the certificate of merger).

(c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges, properties and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c), Section 2.04 or Section 2.05, each share of Company Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $12.50 in cash, without interest (the “Merger Consideration”), payable to the holder of such share of Company Stock, upon surrender in accordance with Section 2.03. As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

(b) Each share of Company Stock held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled without any conversion thereof and shall cease to exist, and no payment shall be made with respect thereto.

(c) Each share of Company Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of validly issued, fully-paid and non-assessable shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(d) Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully-paid and non-assessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (except for any such shares resulting from the conversion of shares of Company Stock pursuant to Section 2.02(c)).

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint a nationally recognized agent (the “Exchange Agent”), which Exchange Agent shall be reasonably satisfactory to the Company, for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Parent shall deliver or cause to be delivered by wire transfer of immediately available funds to the Exchange Agent, in trust, sufficient funds for the timely payment of the aggregate Merger Consideration to be paid to the holders of Company Stock immediately prior to the Effective Time in respect of the Certificates and the Uncertificated Shares (the

“Exchange Fund”). Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time whose Company Stock was converted into the right to receive Merger Consideration pursuant to Section 2.02 a letter of transmittal and instructions, in form and substance reasonably satisfactory to the Company and Parent prior to the Closing (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent), for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to promptly receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each such share of Company Stock represented by a Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration and the Certificate or Uncertificated Share shall be canceled and cease to exist.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Exchange Fund (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to the Surviving Corporation, upon demand, and any such holder who has not exchanged such shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of such shares of Company Stock without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amount properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the Merger Consideration held in the Exchange Fund for which appraisal rights have been perfected shall be returned to the Surviving Corporation, upon demand.

(g) The Exchange Fund shall be invested by the Exchange Agent as directed by Parent or the Surviving Corporation. Earnings on the Exchange Fund shall be the sole and exclusive property of Parent and the Surviving Corporation and shall be paid to Parent or the Surviving Corporation, as Parent directs. Notwithstanding anything otherwise provided herein, no investment of the Exchange Fund shall relieve Parent, the Surviving Corporation or the Exchange Agent from making the payments required by this Article 2, and following any net losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the applicable holders of Company Stock immediately prior to the Effective Time in the amount of such net losses, which additional funds shall be deemed to be part of the Exchange Fund. No investment of the Exchange Fund shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.

Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares of Company Stock (“Dissenting Shares”) in accordance with Section 262 of Delaware Law shall not be converted into or otherwise represent the right to receive the Merger Consideration, but each holder of Dissenting Shares shall be entitled to receive from the Company such consideration as shall be determined pursuant to Section 262 of Delaware Law, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the

Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05. Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units. (a) At or immediately prior to the Effective Time, each then outstanding Company Stock Option and Company SAR that is then vested shall be canceled, and the Company shall pay to the holder of such award at or promptly after the Effective Time the amount, if any, determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such award by (ii) the number of shares of Company Stock covered by such award; it being understood that any such award that has an exercise price that is equal to or greater than the Merger Consideration shall be canceled without any consideration to the holder of such award.

(b) At or immediately prior to the Effective Time, each then outstanding Company Stock Option and Company SAR that is then unvested and each Company RSU shall be canceled, and each share of Company Restricted Stock shall be surrendered, and the Company shall pay to the holder of such award an amount (the “Retention Amount”), if any, determined as follows: (i) for each Company Stock Option or Company SAR, such amount, if any, shall be determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable exercise price of such award by (B) the number of shares of Company Stock covered by such award; it being understood that any such award that has an exercise price that is equal to or greater than the Merger Consideration shall be canceled without any consideration to the holder of such award; (ii) for each Company RSU, such amount shall be determined by multiplying (A) the Merger Consideration by (B) the number of shares of Company Stock covered by such award; and (iii) for each share of Company Restricted Stock, such amount shall equal the Merger Consideration. The aggregate amount of the Retention Amounts that is payable to a Continuing Partner shall be paid one-third on April 1, 2011 and two-thirds on April 1, 2012, in each case subject to such Continuing Partner’s remaining a partner of Parent, Parent UK or Parent India through such date; provided, however, that any unpaid portion of such aggregate Retention Amount shall be paid to such partner upon his or her ceasing to be a partner due to such circumstances as are specified in the offer letter entered into between such Continuing Partner and Parent, Parent UK or Parent India prior to the date hereof. The aggregate amount of the Retention Amount that is payable to a Continuing Employee shall be paid to such Continuing Employee on April 1, 2011, subject to such employee’s remaining employed with Parent, Parent UK, Parent India or any of their respective Affiliates through such date; provided, however, that such aggregate amount shall be paid to such Continuing Employee upon the termination of his or her employment prior to such date due to his or her death or Disability or upon specified terminations of employment as described in Section 7.04(a) of the Company Disclosure Schedule. “Disability” means any medically determinable physical or mental impairment that prevents a Continuing Employee from engaging in any substantial gainful activity and that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months. Notwithstanding the foregoing, if Parent reasonably determines that paying any portion of the Retention Amount in respect of a canceled Company RSU that is subject to Section 409A of the Code on the date specified in this Section 2.05(b) could cause the holder of such award to incur additional taxes or interest under Section 409A of the Code, such portion shall be paid to such holder on the date nearest such specified date that Parent reasonably determines such portion could be paid without causing such holder to incur such additional taxes or interest. Following the Effective Time, the Company shall, and Parent shall cause the Company to, comply with its severance obligations for operations employees as described in Section 7.04(a) of the Company Disclosure Schedule.

(c) Prior to the Effective Time, the Company shall take all such actions as are reasonably necessary to approve and give effect to the transactions contemplated by Section 2.05(a) and Section 2.05(b). All amounts payable pursuant to Section 2.05(a) and Section 2.05(b) shall be subject to any applicable withholding.

Section 2.06. Employee Stock Purchase Plan. The Company shall take all actions reasonably necessary to provide that with respect to the Company ESPP: (a) participants may not increase their payroll deduction percentages or purchase elections from those in effect on the date of this Agreement; (b) no purchase period or offering period shall commence under the Company ESPP following the date of this Agreement; (c) each participant’s outstanding right to purchase shares of Company Stock under the Company ESPP shall be suspended immediately following the end of the purchase period in effect on the date of this Agreement or, if earlier, the end of the Business Day immediately prior to the Effective Time; provided that, in either case, all amounts allocated to each participant’s account under the Company ESPP as of such date shall thereupon be used to purchase immediately prior to the Effective Time from the Company whole shares of Company Stock at the applicable price under the Company ESPP for the then outstanding purchase period; (d) as promptly as reasonably practicable following the purchase of shares of Company Stock in accordance with the preceding clause (c), return to participants the funds, if any, that remain in the participants’ accounts after such purchase; and (e) the Company ESPP shall terminate immediately prior to the Effective Time so that no further purchase rights shall be granted or exercised under the Company ESPP thereafter.

Section 2.07. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of Company Stock shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares of Company Stock, or any stock dividend thereon with a record date during such period, but excluding any change that results from (i) any exercise of Company Stock Options or Company SARs or any settlement of Company RSUs, in each case, that are outstanding as of the date hereof or (ii) any purchase of shares of Company Stock under the Company ESPP), the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.08. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any Person pursuant to this Article such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Stock in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02. Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in any Company SEC Document filed after March 31, 2010 and before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors (the “Board of Directors”) has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.04(b), to recommend adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or (except with respect to Company Restricted Stock, Company RSUs, Company SARs and Company Stock Options in connection with the treatment of such awards under Section 2.05 of this Agreement) cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any

Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock and 2,000,000 shares of preferred stock, $1.00 par value per share. As of August 20, 2010, there were outstanding 27,422,470 shares of Company Stock (of which an aggregate of 31,307 are shares of Company Restricted Stock), no shares of preferred stock, 486,034 shares of Company Stock covered by Company Stock Options (of which 440,107 shares were vested), 3,461,383 shares of Company Stock covered by Company SARs (of which 2,140,096 shares were vested) and 1,069,245 shares of Company Stock covered by Company RSUs (of which no shares were vested). All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Section 4.05(b) of the Company Disclosure Schedule contains a complete and correct list, as of August 16, 2010, of (i) each outstanding Company Stock Option and Company SAR, including the holder, date of grant, vesting schedule and number of shares of Company Stock subject thereto, (ii) each award of Company Restricted Stock and each Company RSU, including the holder, date of grant, vesting schedule and number of shares of Company Stock subject thereto and (iii) the maximum number of shares issuable under the Company ESPP with respect to the purchase period in effect as of the date hereof.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since August 16, 2010 resulting from the exercise of Company Stock Options or Company SARs, the settlement of Company RSUs outstanding on such date or the purchase of Company Stock under the Company ESPP pursuant to an election in effect on such date, there are no issued or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities of or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities of or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(d) Except as set forth in this Section 4.05, no Company Securities, are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of or ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of or ownership interests in any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2007 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that (i) material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company pursuant to the 1934 Act in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and is made known to the Company’s principal executive officer and its principal financial officer by others within those entities as appropriate to timely allow decisions regarding required disclosure. For purposes of this Agreement, “principal executive officer” and

“principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) Since January 1, 2007, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2007.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2007, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market (“NASDAQ”).

(i) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated thereunder by the SEC, and the statements contained in any such certifications are complete and correct.

(j) Section 4.07(j) of the Company Disclosure Schedule describes all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or any of its Subsidiaries since January 1, 2007.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the

Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01, except for the execution of this Agreement and the discussions and negotiations related thereto.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and, to the knowledge of the Company, there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than: (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; and (c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries is and since January 1, 2007 has been in compliance with, and to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.13. Litigation; Commercial Disputes. (a) There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against, (i) the Company, any of its Subsidiaries or any of their respective properties or, to the knowledge of the Company, any present or former officer, director or employee of the Company or any of its Subsidiaries (in their capacities as such) or (ii) any Person for whom the Company or any of its Subsidiaries would reasonably be expected to be liable before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) To the knowledge of the Company, there is no substantive dispute or disagreement arising out of the delivery of professional services with any current or former client or customer of the Company pending against, or threatened against, the Company, any of its Subsidiaries or any of their respective present or former officers, directors or employees, whether or not involving any legal proceeding or action.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have good title to, or valid leasehold interests or licenses or other valid rights in, all property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it is currently in breach, violation or default under any Lease. Neither the Company nor any of its Subsidiaries owns any real property.

Section 4.15. Intellectual Property. Section 4.15 of the Company Disclosure Schedule sets forth a complete and correct list of all material registrations and applications for registration of any Intellectual Property owned by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (a) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) since January 1, 2007, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person; (c) to the knowledge of the Company, since January 1, 2007, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property right owned by and/or licensed to the Company or any of its Subsidiaries; (d) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property used by the Company or any of its Subsidiaries or alleging that any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; (e) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property right of the Company or any of its Subsidiaries or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property right of the Company or any of its Subsidiaries; (f) the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries; (g) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets; and (h) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology.

Section 4.16. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended March 31, 2008 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Section 4.16(f) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns.

(g) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 4.17. Employee Benefit Plans and Employment Agreements. (a) Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Employee Plan. Copies of each such Employee Plan (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with such plan or trust.

(b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof (i) sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA or (ii) contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(c) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination or opinion from the Internal Revenue Service, and the Company is not aware of any reason why any such determination or opinion letter should be revoked or not be reissued. The Company has made available to Parent copies of the most recent Internal Revenue Service determination or opinion letter with respect to each such Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the

Company, each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan, and no events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(d) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or independent contractor or former employee or independent contractor of the Company or any of its Subsidiaries to severance pay, a bonus or retirement pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or otherwise. There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any severance or other payment solely as a result of the transactions contemplated hereby, or could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code. Section 4.17(d) of the Company Disclosure Schedule lists (i) all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been previously provided to Parent and (ii) the maximum aggregate amounts so payable to each such individual who is identified as a “named executive officer” in the Company’s Form 10-K/A filed on July 29, 2010 as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).

(e) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code or applicable state continuation coverage.

(f) Except for any actions required to comply with the Patient Protection and Affordable Care Act of 2010 (including any such actions that the Company reasonably determines are desirable to take in advance of the applicable compliance deadline) there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended March 31, 2010.

(g) Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all contributions and premium payments that are due have been made with respect to each Employee Plan within the time periods prescribed by the terms of such Employee Plan and Applicable Law, and all contributions and payments for any period ending on or before the Effective Time that are not due are properly accrued to the extent required to be accrued under Applicable Law.

(i) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(j) The Company has provided Parent with a list and copies of each International Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each International Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such International Plan was intended so to qualify) and has been maintained in good standing with applicable regulatory authorities. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any International Plan that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof. According to the actuarial assumptions and valuations most recently used for the purpose of funding each International Plan (or, if the same has no such assumptions and valuations or is unfunded, according to actuarial assumptions and valuations in use by the PBGC on the date hereof), as of the Company Balance Sheet Date, the total amount or value of the funds available under such Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation. From and after the Effective Time, Parent and its Affiliates will get the full benefit of any such funds, accruals or reserves.

(k) Each Employee Plan that is a “nonqualified deferred compensation plan” and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in substantial compliance with the requirements of Section 409A of the Code.

Section 4.18. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and have been since January 1, 2007 in compliance with all Environmental Laws and all Environmental Permits; and (iii) to the knowledge of the Company, there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any liability or obligation of the Company or any of its Subsidiaries arising under or relating to any Environmental Law or any Hazardous Substance.

(b) There has been no environmental investigation study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that is in the possession of the Company or any of its Subsidiaries that has not been made available to Parent at least five Business Days prior to the date hereof.

(c) None of the transactions contemplated by this Agreement will trigger any filing or other action under any environmental transfer statute, including, without limitation, the Connecticut Hazardous Waste Establishment Transfer Act and the New Jersey Industrial Site Recovery Act.

(d) For purposes of this Section 4.18, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 4.19. Material Contracts. (a) As of the date hereof, neither the Company nor any Subsidiary is a party to or bound by (such contracts being the “Material Contracts”):

(i) any partnership, joint venture or other similar agreement or arrangement;

(ii) any agreement entered into on or after January 1, 2007 relating to the acquisition or disposition of any material business (whether by merger, consolidation, acquisition or sale of stock or assets or otherwise);

(iii) any agreement for the purchase or sale of services (including service agreements, statements of work and similar agreements), materials, supplies, goods, equipment or other tangible or intangible assets or group of such agreements with any particular Third Party providing for, or that would reasonably be expected to result in, either (A) annual payments by or to the Company and its Subsidiaries of $100,000 or more or (B) aggregate payments by or to the Company and its Subsidiaries of $500,000 or more;

(iv) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) with an aggregate committed or outstanding principal amount exceeding $100,000;

(v) any agreement containing any provision or covenant limiting the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries) to (A) sell any services or products of or to any other Person or in any geographic region, (B) engage in any line of business or (C) compete with or to obtain services or products from any Person or limiting the ability of any Person to provide services or products to the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries);

(vi) any agreement containing any provision or covenant that binds or purports to bind “Affiliates” of the Company or any Subsidiary of the Company or that would otherwise bind or purport to bind Parent or any of its Subsidiaries (other than the Company or any of its Subsidiaries) after the Closing; or

(vii) any agreement providing for annual payments of $100,000 or more or aggregate payments of $500,000 or more containing any provision pursuant to which the execution, delivery and performance of this Agreement, or the consummation of the transactions contemplated hereby, would require any consent or other action by any Person thereunder, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, thereunder, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled thereunder.

(b) Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Material Contract is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to any Material Contract, has violated any provision of, or taken any action which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under, or providing for the termination of, any Material Contract.

(c) (i) The Company has provided to Parent or filed as an exhibit to a Company SEC Document prior to the date hereof a true and complete copy of each Material Contract and (ii) the Company has provided to Parent prior to the date hereof a true and complete copy of each master service agreement, statement of work and any other agreement providing for the provision of services by the Company or any of its Subsidiaries and to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has provided services since December 31, 2009 or would reasonably be expected to provide services during the calendar year ending December 31, 2010, whether or not any such agreement is a Material Contract, in each case as such documents are in effect as of the date hereof.

Section 4.20. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 4.21. Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley & Co. Incorporated, financial advisor to the Company, to the effect that, as of the date hereof, and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair to the Company’s stockholders from a financial point of view.

Section 4.22. Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power of Parent. Parent is a limited liability partnership duly organized, validly existing and in good standing under the State of Delaware and has all partnership powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has heretofore made available to the Company a true and complete copy of its certificate of formation as currently in effect.

Section 5.02. Corporate Existence and Power of Merger Subsidiary. Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Merger Subsidiary has heretofore made available to the Company a true and complete copy of its certificate of incorporation and bylaws as currently in effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.03. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the partnership powers of Parent and the corporate powers of

Merger Subsidiary, respectively, and have been duly authorized by all necessary partnership action, in the case of Parent, and all necessary corporate action, in the case of Merger Subsidiary. Assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.04. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the partnership agreement of Parent or certificate of incorporation or bylaws of Merger Subsidiary, respectively, (b) assuming compliance with the matters referred to in Section 5.04, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law or (c) assuming compliance with the matters referred to in Section 5.04, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.06. Disclosure Documents. The information supplied by Parent or Merger Subsidiary for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.06 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.07. Finders’ Fees. Except for Perella Weinberg Partners LP, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.08. Financing. The obligations of Parent or Merger Subsidiary hereunder are not subject to any conditions regarding Parent’s, Merger Subsidiary’s or an other Person’s ability to obtain financing necessary to consummate the Merger pursuant to the terms of this Agreement. Parent has, and will have as of the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay the Merger Consideration for all of the shares of Company Stock on a fully-diluted basis and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement.

Section 5.09. Share Ownership. Neither Parent nor Merger Subsidiary has been, at any time during the three years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of Delaware Law. Each of Parent and Merger Subsidiary does not own (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company other than as contemplated by this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. Except as set forth in Section 6.01 of the Company Disclosure Schedule, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing (such consent, except in the case of Sections 6.01(a), (b), (c), (j) or (l), not to be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent in all material respects with past practice and use its reasonable best efforts to (i) preserve substantially intact its present business organization, (ii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees and (iv) preserve its relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (such consent, except in the case of Sections 6.01(a), (b), (c), (j) or (l), not to be unreasonably withheld, conditioned or delayed):

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for (A) dividends by any of its wholly-owned Subsidiaries and (B) regular quarterly cash dividends by the Company with customary record and payment dates on the shares of Company Stock not in excess of $0.09 per share per quarter or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except in connection with withholdings to satisfy tax obligations with respect to Company Restricted Stock, Company RSUs, Company SARs or Company Stock Options, the forfeiture of equity awards that were granted under Equity Plans and are outstanding on the date of this Agreement or pursuant to the Company’s right to acquire Company Securities held by a Company employee upon termination of such employee’s employment, in each case, in the ordinary course consistent with past practice;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options or Company SARs or the settlement of Company RSUs that, in each case, are outstanding on the date of this Agreement in accordance with their terms on the date of this Agreement, (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company and (C) any equity securities issued to newly hired employees and in connection with employee promotions, in each case, in the ordinary course of business and in the amounts and on the terms set forth on Section 6.01(c) of the Company Disclosure Schedule or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed $50,000 individually or $150,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than in the ordinary course of business consistent with past practice;

(f) sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than in the ordinary course of business consistent with past practice;

(g) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business or contributions to Subsidiaries that are directly or indirectly wholly-owned by the Company, in each case, consistent with past practice;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount (together with all other indebtedness for borrowed money of the Company and its Subsidiaries) outstanding at any time greater than $1,000,000;

(i) (i) enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into as of the date hereof, other than any agreement for the sale of services by the Company or any Subsidiary entered into in the ordinary course of business consistent with past practice, or (ii) amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries, other than an amendment, modification, waiver, release or assignment with respect to an agreement for the sale of services by the Company or any Subsidiary entered into in the ordinary course of business consistent with past practice;

(j) except as required to comply with Applicable Law or any Material Contract or Employee Plan in accordance with its terms on the date of this Agreement, (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement), (ii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), other than with a new hire in the ordinary course of business consistent with past practice, (iii) increase benefits payable under any existing severance or termination pay policies, (iv) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (v) increase compensation, bonus or other benefits payable to any employee of the Company or any of its Subsidiaries, except for increases made in the ordinary course of business consistent with past practice to employees in connection with regularly scheduled promotions and salary increases, (vi) accelerate the payment of any bonus or other amounts (relative to the timing contemplated as of the date of this Agreement), including bonuses earned in respect of the Company’s performance year ended September 30, 2010 (the payment of which is scheduled to occur between October 1, 2010 and October 31, 2010), (vii) accelerate the vesting, exercisability or lapse of forfeiture restrictions, as applicable, with respect to any Company Stock Option, Company SAR, Company RSU or Company Restricted Stock, (viii) subject to Section 7.04(a), establish or enter into any plan or arrangement that provides for an opportunity to earn a cash bonus with respect to any performance period commencing on or after October 1, 2010 or (ix) hire any employee other than practice employees in the ordinary course of business consistent with the Company’s hiring plans in effect as of the date hereof.

(k) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(l) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(m) make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; or

(n) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable after the mailing of the Proxy Statement to the Company’s stockholders for the purpose of voting on the adoption of this Agreement. Subject to Section 6.04, the Board of Directors shall (a) recommend adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders, (b) use its reasonable best efforts to solicit the Company Stockholder Approval and (c) otherwise comply with all legal requirements applicable to the Company Stockholder Meeting.

Section 6.03. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of March 22, 2010 between the Company and Parent (the “Confidentiality Agreement”), the Company shall (a) give Parent, its counsel, financial advisors, auditors and other representatives reasonable access during normal business hours, on reasonable prior notice, to the offices, properties, books and records of the Company and the Subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors and other representatives, at Parent’s expense, such agreements, financial and operating data, and other information and documentation as such Persons may reasonably request and (c) instruct the employees, counsel, financial advisors, auditors and other representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries as reasonably requested by Parent. Notwithstanding the foregoing, the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (i) breach any agreement of the Company or any Company Subsidiary with any Third Party, (ii) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries or (iii) which would result in a competitor of the Company or any Company Subsidiary receiving material information which is competitively sensitive. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Notwithstanding anything to the contrary contained in this Section 6.03 or in the Confidentiality Agreement, Parent shall be permitted to provide information and documents provided by the Company or its Subsidiaries to Parent’s counsel, financial advisors, auditors and other representatives (including consultants) for the purposes of implementing the transactions contemplated by this Agreement or evaluating or implementing any post-Closing restructuring involving the Company or any of its Subsidiaries.

Section 6.04. No Solicitation; Other Offers. (a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) other than informing persons of the provisions contained in this Section 6.04, enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), a “Change in Recommendation”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.04(a), at any time prior to the Company obtaining the Company Stockholder Approval:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.04(a), has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Board of Directors in good faith believes is, or could reasonably be expected to lead to, a Superior Proposal and (B) furnish to such Third Party or its Representatives information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party; and

(ii) following receipt of a Superior Proposal or in response to an Intervening Event that shall have occurred and be continuing, the Board of Directors may make a Change in Recommendation and, solely in the case of a Superior Proposal, terminate this Agreement in accordance with Section 10.01(d)(i);

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors determines in good faith, after consultation with outside legal counsel, that, in light of such Superior Proposal or Intervening Event, the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal or publicly disclosing the existence of any Acquisition Proposal to the extent required by Applicable Law, in each case, so long as any action taken or statement made to so comply is consistent with this Section 6.04. In addition, it is understood and agreed that for purposes of this Section 6.04, a factually accurate public statement by the Company that only describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a “stop-look-and-listen communication” shall not be deemed a Change in Recommendation.

(c) Required Notices. The Board of Directors shall not take any of the actions referred to in Section 6.04(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (and in any event within one Business Day) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any bona fide indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party who would reasonably be expected to make, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed, on a current basis, of the status and material terms of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than one Business Day after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any material terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.04(c).

(d) Change in Recommendation.

(i) The Board of Directors shall not make a Change in Recommendation in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent, in writing at least 48 hours (but in no event less than one Business Day) before taking that action, of its intention to do so and attaching the most current version of the proposed agreement, to the extent available, under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, (iii) if requested by Parent, the Company shall have negotiated in good faith with Parent during such period to enable Parent to propose changes to the terms of this Agreement that would cause such Superior Proposal to no longer constitute a Superior Proposal and (iv) the Board of Directors shall have considered in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) any changes to this Agreement proposed in writing by Parent (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new period under this Section 6.04(d)(i)).

(ii) Further, the Board of Directors shall not make a Change in Recommendation in response to an Intervening Event, unless (i) the Company promptly notifies Parent, in writing at least 48 hours (but in no event less than one Business Day) before taking that action, of its intention to do so and its basis and rationale for proposing to take such action, (ii) if requested by Parent, the Company shall have negotiated in good faith with Parent during such period to enable Parent to propose changes to the terms of this Agreement that would obviate the need for the Board of Directors to take such action and (iii) the Board of Directors shall have considered in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) any changes to this Agreement proposed in writing by Parent (it being understood and agreed that any material change to the facts and circumstances relating to such

Intervening Event shall require a new written notification from the Company and a new period under this Section 6.04(d)(ii)).

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors determines in good faith after consultation with a financial advisor of nationally recognized reputation and outside legal counsel after taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, is more favorable to the Company’s stockholders (in their capacities as stockholders) than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.04(d)(i)), which the Board of Directors determines is reasonably likely to be consummated.

(f) Definition of Intervening Event. For purposes of this Agreement, “Intervening Event” means a material development or change in material circumstances (other than an Acquisition Proposal or a Superior Proposal) occurring or arising after the date of this Agreement, that was neither known to the Board of Directors as of the date hereof nor reasonably foreseeable by the Board of Directors as of or prior to the date hereof, which becomes known to the Board of Directors prior to the receipt of the Company Stockholder Approval; provided that no development or change in circumstances shall constitute an Intervening Event if such development or change in circumstances resulted from or arose out of the announcement, pendency or consummation of the transactions contemplated by this Agreement.

(g) Obligation of the Company to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Company Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.03. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) From the Effective Time and for six years thereafter, Parent and the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its Subsidiaries (including for the avoidance of doubt persons holding similar positions, such as managers of a limited liability company) (each, an “Indemnified Person”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including advancing fees and expenses of legal counsel, experts and litigation consultants, and the cost of any appeal bonds in advance of the final disposition of any Proceeding to each Indemnified Person to the fullest extent permitted by Applicable Law; provided, however, that such advance shall be conditioned upon the Surviving Corporation’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount (without the posting of any bond or collateral) if it shall be ultimately determined by a final judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this Section 7.03(a)) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative, collectively, a “Proceeding”), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Person is or was a director, officer or employee of the Company or a Subsidiary of the Company or (ii) acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law and as provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof and under any indemnification agreements with the Company or its Subsidiaries; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability and indemnification of past and present officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the certificate of incorporation and bylaws of the Company in existence on the date of this Agreement.

(c) Parent and the Surviving Corporation shall maintain all directors’ and officers’ insurance policies (including primary and any excess policies) and the existing fiduciary liability insurance policies maintained by the Company on the date of this Agreement (collectively, the “Existing D&O Insurance”), for a period of not less than six years after the Effective Time with respect to any claim arising in whole or in part from or otherwise relating to facts or events that actually or allegedly occurred during any period or time at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however that Parent may substitute for the Existing D&O Insurance policies of substantially equivalent coverage and amounts, including terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Existing D&O Insurance; provided, further, that if the Existing D&O Insurance expires or is terminated or canceled during such period through no fault of Parent or the Surviving Corporation, then Parent or the Surviving Corporation shall obtain and maintain for such six year period policies of substantially equivalent coverage and amounts, including terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Existing D&O Insurance; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate annual premium amount in excess of 300% of the aggregate amount per annum the Company paid in its last full fiscal year (the “Maximum Premium”). In lieu of the foregoing, the Company may obtain prior to the Effective Time one or more prepaid and non-cancelable directors’ and officers’ insurance tail policies applicable for a period of at least six years from and after the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto and any such insurance tail policies shall provide substantially equivalent coverage and amounts, including terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Existing D&O Insurance; provided, further, that the aggregate premiums for such tail policies shall not exceed the Maximum Premium; and provided, further that if the Company is unable to obtain, prior to the Effective Time, tail policies meeting the above requirements, the Company may instead obtain prior to the Effective Time as much comparable insurance for such six year period as reasonably practicable for an aggregate policy premium not in excess of the Maximum Premium.

(d) Notwithstanding anything otherwise provided herein, if any Proceeding (whether arising before, at or after the Effective Time) is made against any individual who is now, or who has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent of the Company, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.03 shall continue in effect until the final disposition of such Proceeding.

(e) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(f) The provisions of this Section 7.03 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives, and the rights of each such Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04. Employee Matters. (a) For a period of one year following the Effective Time, Parent shall provide (or cause to be provided) to each Continuing Employee (i) a base salary that is not less than the base salary provided to such Continuing Employee immediately prior to the Effective Time, (ii) benefits (other than cash incentive compensation, equity based compensation and severance benefits) on such terms as are provided to similarly situated employees of Parent and its Subsidiaries; provided that Parent in its discretion may elect to provide (or cause to be provided) any such benefit for a transitional period following the Effective Time on terms that are generally consistent with the terms on which such benefit were provided to such Continuing Employee immediately prior to the Effective Time, and (iii) severance benefits to any Continuing Employee in accordance with Section 7.04(a) of the Company Disclosure Schedule; provided that the aggregate amount of such benefits that are provided to any such Continuing U.K. Employee shall not be less than the aggregate amount of such benefits that would have been payable to such employee under the applicable policy of the Company as in effect immediately prior to the Effective Time. In addition, Parent shall provide (or cause to be provided) to each Continuing Employee and each Offeree, in each case who is employed with Parent, Parent UK or Parent India or any of their respective Subsidiaries on the payment date of the annual bonuses for Parent’s performance year ending April 15, 2011 (the “2011 Performance Year”), with an annual bonus (the “2011 Bonus”) for the 2011 Performance Year that is not less than the annual bonus (the “2010 Bonus”) that such employee would have earned for the performance year ending September 30, 2010 (the “2010 Performance Year”), assuming for such purpose that (w) such employee’s 2010 Performance Year title and base salary had been the same as such employee’s title and base salary as of April 30, 2011 and (x) such employee was employed with the Company for the entire 2010 Performance Year; provided that (A) the level of attainment of the applicable performance criteria for the 2011 Performance Year, as determined in the ordinary course consistent with past practice, is not less than the level of attainment of the applicable performance criteria for the 2010 Performance Year that would have been necessary to earn the 2010 Bonus and (B) if applicable, the 2011 Bonus shall be pro rated to reflect the portion of the period from October 1, 2010 through April 15, 2011 that such employee was employed with the Company, the Surviving Corporation or any of its Affiliates. Parent also intends to develop an additional bonus program for the 2011 Performance Year designed to incentivize Continuing U.S. Employees, Offerees principally based in the United States and other Parent employees, in each case who are in client facing roles, to work together and promote synergies.

(b) Following the Closing, Parent shall, and shall cause the Company to, comply with all obligations under (i) the Company’s policies set forth in Section 7.04(a) and 7.04(b) of the Company Disclosure Schedule and (ii) the Change in Control Agreements for operations partners set forth in Section 4.17(a) of the Company Disclosure Schedule.

(c) Each Continuing Employee shall receive full credit for all services with the Company or any of its Subsidiaries (or predecessor employers to the extent that the Company provides such past service credit) for all purposes under Parent’s plans, programs and arrangements with respect to (i) any applicable statutory leave (e.g., FMLA) to the extent that such service is required to be recognized under Applicable Law, (ii) severance and short-term disability and (iii) vacation. For the avoidance of doubt, except as expressly provided in this Agreement, the Continuing Employees shall not receive any credit for such service under any other employee benefit plans, programs or arrangements of Parent or any of its Subsidiaries.

(d) With respect to any welfare plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, and shall cause its Subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company or its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee, for the plan year ending June 30, 2011, with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous requirements to the extent applicable under any such plan.

(e) With respect to any vacation policy maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, subject to Applicable Law Parent shall, and shall cause its Subsidiaries to, honor vacation time (not to exceed 22 days) earned but not used by each Continuing Employee as of the Effective Time under the applicable vacation policy of the Company or its Subsidiaries.

(f) Each bonus earned by an employee of the Company in respect of the Company’s performance year ending September 30, 2010, shall be paid in the ordinary course of business consistent with past practice and in accordance with Section 7.04(f) of the Company Disclosure Schedule (as in effect on the date of this Agreement) between October 1, 2010 and October 31, 2010 by the Company or its Subsidiaries, if such date occurs prior to the Effective Time, or by Parent or its Subsidiaries, if such date occurs following the Effective Time, in each case subject to such employee’s remaining employed with the Company, Parent or their respective Subsidiaries, as applicable, through such date, if such date occurs prior to the Effective Time, or through the Effective Time, if such date occurs following the Effective Time.

(g) The parties will cooperate in good faith prior to the Effective Time to determine whether, immediately prior to the Effective Time, the Company will contribute to the account of each U.S. employee under the Company 401(k) Plan the Company matching contribution for 2010. If such contribution is not made immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to, make such contribution to the account of each U.S. employee no later than January 31, 2011.

(h) Nothing in this Section 7.04 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent, Parent UK, Parent India or any of their respective Subsidiaries, including the Surviving Corporation, from amending any employee benefit plan, program or arrangement; provided that Parent, Parent UK, Parent India and their respective Subsidiaries shall not amend, terminate or otherwise modify the Company’s bonus plans in effect at the Effective Time, and any bonuses shall be paid in accordance with Section 7.04(f), (iii) require Parent UK, Parent India or any of their respective Subsidiaries, including the Surviving Corporation, to continue the employment of any employee for any period of time or, subject to any applicable arrangement covering such employee, to provide such employee with any payments or benefits upon or following any termination of such employee’s employment or (iv) confer any rights or benefits on any Person other than the parties to this Agreement.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate in the most expeditious manner practicable the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (x) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (y) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use reasonable best efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Parent shall be responsible for the payment of all filing fees payable under the HSR Act and any other antitrust law.

Section 8.02. Cooperation; Certain Filings. (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the

Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts (including Governmental Authorities), in connection with the consummation of the transactions contemplated by this Agreement, (iii) in taking any actions that may be necessary or appropriate in connection with “auditor independence” or other similar requirements applicable to Parent or any of its Subsidiaries (including the Company and its Subsidiaries after the Closing) (including, without limitation, the provision of information, facilitation of background checks and assistance with Parent’s efforts to obtain required consents of its audit clients) and (iv) in taking any actions, making any filings, submissions or furnishing any information required in connection with the matters referenced in this Section 8.02, including any proceeding initiated by a private party, and in seeking timely to obtain any such actions, consents, approvals or waivers.

(b) Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in and review the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

Section 8.03. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.04. Further Assurances. Each party hereto, at the reasonable request of the other party, shall execute and deliver such other instruments as may be necessary or desirable to effectuate the transactions contemplated by this Agreement.

Section 8.05. Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of shares of Company Stock in connection with the transactions contemplated by this Agreement (including derivative securities of such shares of Company Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be expected to cause any condition set forth in Section 9.02 or Section 9.03, as applicable, not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that would reasonably be expected to cause any condition set forth in Section 9.02 or Section 9.03, as applicable, not to be satisfied;

provided that the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.07. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from NASDAQ and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Section 8.08. Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the relevant party) of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) no temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and there shall not be any Applicable Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal;

(c) any applicable waiting period under the HSR Act (and any extension thereof) relating to the Merger shall have expired or been terminated; and

(d) all actions by or in respect of any Governmental Authority required under Applicable Law to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in any of Section 4.01, Section 4.02, Section 4.05(a), Section 4.05(b) or Section 4.20 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; and

(b) there shall not have occurred since the date of this Agreement any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions: (a) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (b) the representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material

Adverse Effect on Parent, and (c) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before February 23, 2011 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) a court of competent jurisdiction or other Governmental Authority enjoins the Company, Parent or Merger Subsidiary from consummating the Merger and such injunction shall have become final and nonappealable; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained.

(c) by Parent, if:

(i) a Change in Recommendation shall have occurred or at any time after receipt or public announcement of an Acquisition Proposal, the Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten Business Days) after receipt of any written request to do so from Parent;

(ii) there shall have been a willful or knowing material breach of Section 6.04; or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by the Company within 30 days of receipt by the Company of written notice of such breach or failure; provided that, at the time of the delivery of such notice and termination of this Agreement, Parent or Merger Subsidiary shall not be in material breach of its or their obligations under this Agreement.

(d) by the Company if:

(i) the Board of Directors authorizes the Company, subject to complying with the terms of this Agreement, including Section 6.04(d)(i), to enter into a definitive, written agreement concerning a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 11.04(b) in accordance with the terms, and at the times, specified therein; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by Parent or Merger Subsidiary within 30 days of receipt by Parent and Merger Subsidiary of written notice of such breach or failure; provided that, at the time of the delivery of such notice and termination of this Agreement, the Company shall not be in material breach of its obligations under this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, such termination shall not relieve any party from any liability for any willful or knowing breach of this Agreement. The provisions of this Section 10.02 and Section 11.04, Section 11.07, Section 11.08 and Section 11.09 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

PricewaterhouseCoopers LLP

300 Madison Avenue

New York, New York 10017

Attention: General Counsel

Facsimile No.: (813) 637-7763

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: David L. Caplan

Facsimile No.: (212) 701-5800

if to the Company, to:

Diamond Management & Technology Consultants, Inc.

Suite 3000, John Hancock Center

875 North Michigan Avenue

Chicago, Illinois 60611

Attention: General Counsel

Facsimile No.: (312) 255-6754

with a copy to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

Attention: Leland E. Hutchinson

Facsimile No.: (312) 558-5700

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein (including Section 8.01(b)), all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay to Parent in immediately available funds $9,000,000 (the “Termination Fee”) within two Business Days after such termination.

(ii) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii) following a willful or knowing material breach of Section 6.04, then the Company shall pay to Parent in immediately available funds the Termination Fee within two Business Days after such termination.

(iii) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds, immediately before and as a condition to such termination, the Termination Fee.

(iv) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company’s stockholders and not withdrawn and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that, solely for the purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the earlier to occur of the events described in this clause (C), the Termination Fee.

(c) Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any reasonable and documented costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Section 11.05. Disclosure Schedule and Company SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of)

such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document entitled “Risk Factors” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company contained in this Agreement.

(c) The parties hereto agree that there may be included in the Company Disclosure Schedule and elsewhere in this Agreement items and information that are not “material,” and such inclusion will not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” and will not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or any word or phrase of similar import used herein. Matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by this Agreement to be disclosed in the Company Disclosure Schedule. No disclosure in the Company Disclosure Schedule relating to a possible breach or violation of any contract or Applicable Law will be construed as an admission or indication that such breach or violation exists or has occurred.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more Subsidiaries of Parent or Merger Subsidiary; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and the application of such term, provision, covenant or restriction to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. The Company, on the one hand, and Parent and Merger Subsidiary, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent or Merger Subsidiary, on the other hand, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Parent and Merger Subsidiary under this Agreement.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.

By:	/s/ Adam J. Gutstein
Name: Adam J. Gutstein Title: President and Chief Executive Officer

PRICEWATERHOUSECOOPERS LLP

By:	/s/ Robert E. Moritz
Name: Robert E. Moritz Title: Chairman and Senior Partner

CARBON MERGER SUBSIDIARY, INC.

By:	/s/ Dana P. McIlwain
Name: Dana P. McIlwain Title: President and Treasurer